UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AutoNavi Holdings Limited

(Name of Issuer)

Preferred and Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

 Tel: +852.2215.5100

With a copy to:

Kathryn King Sudol, Esq.

Simpson Thacher & Bartlett

ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong

Tel: +852.2514.7622

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Ali ET Investment Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,428,700 Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 78,428,700 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,428,700 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%*

14	Type of Reporting Person (See Instructions) CO

*  Based on 276,853,445 Shares of the Issuer outstanding as set forth on the Issuer’s Register of Members dated December 10, 2013.

1	Name of Reporting Persons Alibaba Investment Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,428,700 Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 78,428,700 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,428,700 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%*

14	Type of Reporting Person (See Instructions) CO

*  Based on 276,853,445 Shares of the Issuer outstanding as set forth on the Issuer’s Register of Members dated December 10, 2013.

1	Name of Reporting Persons Alibaba Group Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,428,700 Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 78,428,700 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,428,700 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%*

14	Type of Reporting Person (See Instructions) CO

*  Based on 276,853,445 Shares of the Issuer outstanding as set forth on the Issuer’s Register of Members dated December 10, 2013.

Introductory Statement

This Amendment No. 1 (this “Amendment”) hereby amends the Schedule 13D initially filed by the undersigned on May 28, 2013 (the “Original Filing”) relating to the series A convertible preferred shares, par value $0.0001 per share, (the “Preferred Shares”) and the ordinary shares, par value $0.0001 per share, (the “Ordinary Shares”) of AutoNavi Holdings Limited, a company limited by shares organized under the laws of the Cayman Islands (the “Issuer”).  The Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing four (4) Ordinary Shares.  Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On February 10, 2014, Alibaba submitted a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors relating to the proposed acquisition of all of the ADSs and Ordinary Shares (other than those already beneficially owned by Alibaba) in a going private transaction, for cash consideration of US$ 21.00 per ADS, or US$5.25 per Ordinary Share, assuming that the Issuer’s share capital consists of approximately 300.4 million Ordinary Shares (on a fully-diluted basis) based on information currently available to Alibaba (the “Proposed Transaction”).  The Reporting Persons anticipate that the consideration payable in connection with the Proposed Transaction will be funded by cash on hand of Alibaba.

The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit 5, which Exhibit is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On February 10, 2014, Alibaba submitted the Proposal Letter to the Issuer’s board of directors relating to the Proposed Transaction.  Consummation of the transactions contemplated by the Proposal Letter is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and Alibaba.  None of the Issuer, any of the Reporting Persons or any affiliate of any Reporting Persons is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documents.

In the Proposal Letter, Alibaba stated that it has a right of first refusal with respect to certain strategic transactions that involve the Issuer or its subsidiaries, including any merger or sale of the Issuer, that it is interested only in an acquisition of all outstanding ADSs and Ordinary Shares (other than those already beneficially owned by Alibaba) and that it does not intend to sell its stake in the Issuer to any third party.

If the Proposed Transaction is consummated, the ADSs would be delisted from NASDAQ, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate.  In addition, the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger) to consist solely of persons to be designated by the Reporting Persons, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

Proposal Letter

The Proposal Letter is described in Items 3 and 4, such summary being incorporated by reference into this Item 6.  The description of the Proposal Letter contained herein is qualified in its entirety by reference to Exhibit 5, which Exhibit is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 5 Proposal Letter, dated February 10, 2014.

Schedule A-1

Schedule A-1 is hereby amended and restated in its entirety as follows:

SCHEDULE A-1

Directors and Executive Officers of Ali ET Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali ET Investment Holding Limited (“Ali ET”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Ali ET does not have any executive officers.

Name/Citizenship	Present Principal Occupation

Timothy Alexander STEINERT, United States	Director of Ali ET

YEN Ping Ching Samuel, Hong Kong	Director of Ali ET

WU Wei, People’s Republic of China	Director of Ali ET

Schedule A-2

Schedule A-2 is hereby amended and restated in its entirety as follows:

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited (“AIL”). Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation

Timothy Alexander STEINERT, United States	Director of AIL

YEN Ping Ching Samuel, Hong Kong	Director of AIL

WU Wei, People’s Republic of China	Director of AIL

Schedule A-3

Schedule A-3 is hereby amended and restated in its entirety as follows:

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited (“Alibaba Group”). Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation

MA Yun, People’s Republic of China	Executive Chairman of Alibaba Group

Joseph Chung TSAI, Canada	Executive Vice Chairman of Alibaba Group

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of Alibaba Group; Chief Executive Officer of SoftBank Corp.

Jacqueline D. RESES, United States c/o Yahoo! Inc. 701 First Avenue Sunnyvale, CA 94089 U.S.A.	Director of Alibaba Group; Chief Development Officer of Yahoo! Inc.

LU Zhaoxi (aka Jonathan), People’s Republic of China	Chief Executive Officer of Alibaba Group

WU Wei (aka Maggie), People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of Alibaba Group

ZENG Ming, People’s Republic of China	Chief Strategy Officer of Alibaba Group

DAI Shan (aka Trudy), People’s Republic of China	Chief People Officer and Senior Vice President of Alibaba Group

WANG Jian, People’s Republic of China	Chief Technology Officer of Alibaba Group

WANG Shuai (aka Tiger), People’s Republic of China	Chief Marketing Officer and Senior Vice President of Alibaba Group

SHAO Xiaofeng (aka Polo), People’s Republic of China	Chief Risk Officer & Group Secretary of Alibaba Group

PENG Lei (aka Lucy), People’s Republic of China 19 Wan Tang Road, Xihu District, Hangzhou 310013, People’s Republic of China	Chief Executive Officer of Alibaba Small and Micro Financial Services Group

JIANG Peng (aka Leo), People’s Republic of China	Senior Vice President & Deputy Chief Technology Officer of Alibaba Group

WU Yongming (aka Eddie), People’s Republic of China	Senior Vice President of Alibaba Group

ZHANG Yong (aka Daniel), People’s Republic of China	Chief Operating Officer of Alibaba Group

Michael Yuen-jen YAO, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Senior Vice President of Alibaba Group

Michel Pierre ZEISSER (aka Michael), France 3945 Freedom Cir., Suite 600 Santa Clara, CA 95054 United States	Senior Vice President of Alibaba Group

ZHANG Wei, United States	Senior Vice President of Alibaba Group

TONG Wenhong (aka Judy), People’s Republic of China	Senior Vice President of Alibaba Group

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Group General Counsel and Secretary

ZHANG Yu, People’s Republic of China	Vice President of Alibaba Group

ZHANG Jianfeng (aka Jeff), People’s Republic of China	Vice President of Alibaba Group

WU Minzhi (aka Sophie), People’s Republic of China No. 699 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China	Vice President of Alibaba Group

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014	ALI ET INVESTMENT HOLDING LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Its:	Director

ALIBABA INVESTMENT LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Its:	Director

ALIBABA GROUP HOLDING LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Its:	Authorized Signatory

Exhibit 5

ALIBABA GROUP HOLDING LIMITED
c/o 26/F Tower One, Times Square, 1 Matheson Street,
Causeway Bay, Hong Kong
Tel: (852) 2215-5100 Fax: (852) 2215-5200

www.alibaba.com

CONFIDENTIAL

February 10, 2014

The Board of Directors

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

Dear Members of the Board of Directors:

Alibaba Group Holding Limited (“Alibaba”, “we” or “us”) is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares and American Depositary Shares, each representing four ordinary shares (“ADSs”), of AutoNavi Holdings Limited (the “Company”) not already beneficially owned by us in a going private transaction (the “Acquisition”) as described below.

We believe our proposal provides an extremely attractive opportunity for AutoNavi’s shareholders to realize superior value that is otherwise difficult for AutoNavi to achieve as a stand-alone company. The market for navigation and map applications and services has become increasingly challenging, as several larger, well-capitalized Internet players in China have become major competitors to the Company. We believe that Alibaba is uniquely positioned to offer superior value to AutoNavi’s shareholders based on our complementary, rather than competitive, business strategies and the potential synergies we can achieve from a full combination.

Our proposal represents a premium of 39.2%, 38.5% and 39.8% to the volume-weighted average price of the Company’s ADSs during the last 10, 30 and 60 trading days, respectively.

We are very confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

The key terms of our proposal are set forth below.

1.              Purchase Price. We anticipate that the consideration payable in the Acquisition will be US$21.00 in cash per ADS, or US$5.25 in cash per ordinary share (other than those shares already beneficially owned by us), assuming that the Company’s share capital consists of approximately 300.4 million ordinary shares (on a fully-diluted basis) based on information currently available to us.

2.              Funding. We intend to fund 100% of the cash consideration payable in the Acquisition with our cash on hand. Accordingly, our proposal will not be subject to any uncertainty or delay relating to any third-party financing.

3.              Due Diligence. Given our existing investment in the Company, we are already familiar with the Company’s business. Therefore, we will not require an extensive or lengthy due diligence process for the Acquisition, and we are in a position to rapidly commence our due diligence immediately upon receiving access to the relevant materials. We have engaged Simpson Thacher & Bartlett as international legal counsel, Fangda Partners as PRC counsel, and Maples and Calder as Cayman Islands counsel.

4.              Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type. We expect that the Definitive Agreements will be completed in parallel with our due diligence.

5.              Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. However, we recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse this proposal. We expect that the Board will form an independent committee to evaluate our proposal, and Alibaba’s representatives on the Board will recuse themselves from any deliberations with respect to the Acquisition. We note that Alibaba has a right of first refusal with respect to certain strategic transactions that involve the Company or its subsidiaries, including any merger or sale of the Company. In the course of considering the Acquisition, you should be aware that Alibaba is interested only in pursuing the Acquisition and does not intend to sell its stake in AutoNavi to any third party.

6.              Public Disclosure. To comply with United States securities laws requirements, we will be required to disclose the nature of this proposal, as well as a copy of this letter, in an amendment to our existing Schedule 13D to be filed with the Securities and Exchange Commission.

7.              Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that the parties proceed in a strictly confidential manner, except as otherwise required by law, until the execution of the Definitive Agreements or termination of our discussions in connection with the Acquisition.

8.              No Binding Commitment. This letter constitutes only a preliminary indication of the key terms of our proposal, and does not constitute any binding commitment with respect to the Acquisition. Any such commitment will be contained only in the Definitive Agreements and on the terms provided therein.

We will be very focused on completing the Acquisition and hope that you are interested in promptly proceeding in a manner consistent with our proposal. We believe that the Acquisition will provide a compelling opportunity for AutoNavi’s shareholders to realize superior value on an expedited timeframe with a high degree of certainty of closing.

Should you have any questions concerning this proposal, please feel free to contact us at any time. We look forward to hearing from you.

[Signature page follows]

2

Sincerely,

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Joseph C. Tsai
Name: Joseph C. Tsai
Title: Director